UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AFFINITY GAMING, LLC
(Name of Issuer)

Common Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

September 19, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 16 Pages
Exhibit Index:  Page 14

Page 2 of 16 Pages

1.	Names of Reporting Persons. Z CAPITAL PARTNERS, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,713,429.3
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,713,429.3
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,713,429.3
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 13.4%
12.	Type of Reporting Person: OO, HC

Page 3 of 16 Pages

1.	Names of Reporting Persons. ZENNI HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,713,429.3
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,713,429.3
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,713,429.3
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 13.4%
12.	Type of Reporting Person: OO, HC

Page 4 of 16 Pages

1.	Names of Reporting Persons. Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,608,703.8
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,608,703.8
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,608,703.8
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.0%
12.	Type of Reporting Person: PN

Page 5 of 16 Pages

1.	Names of Reporting Persons. Z CAPITAL SPECIAL SITUATIONS FUND GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,104,725.5
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,104,725.5
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,104,725.5
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person: PN

Page 6 of 16 Pages

1.	Names of Reporting Persons. Z CAPITAL SPECIAL SITUATIONS FUND UGP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,104,725.5
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,104,725.5
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,104,725.5
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person: OO, HC

Page 7 of 16 Pages

1.	Names of Reporting Persons. JAMES J. ZENNI
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,713,429.3
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,713,429.3
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,713,429.3
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 13.4%
12.	Type of Reporting Person: IN, HC

Page 8 of 16 Pages

Item 1(a).	Name of Issuer:

Affinity Gaming, LLC (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

3440 West Russell Road, Las Vegas, NV 89118

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Z Capital Partners, L.L.C. (“Z Capital”);

ii)	Zenni Holdings, LLC (“Zenni Holdings”);

iii)	Z Capital Special Situations Adviser, L.P. (“Special Adviser”);

iv)	Z Capital Special Situations Fund GP, L.P. (“Special GP”);

v)	Z Capital Special Situations Fund UGP, L.L.C. (“Special UGP”); and

vi)	James J. Zenni (“Mr. Zenni”).

This Statement relates to Units (as defined herein) held for the account of Z Capital Special Situations Fund Holdings I, L.L.C., a Delaware limited liability company (“Special L.L.C.”), Z Capital HG, L.L.C., a Delaware limited liability company (“HG L.L.C.”) and Z Capital HG-C, L.L.C., a Delaware limited liability company (“HG-C L.L.C.”).  Z Capital Special Situations Fund, L.P., a Delaware limited partnership (“Special L.P.”) is the majority owner of Special L.L.C.  Special Adviser, as the investment adviser of Special L.P., may be deemed to have voting and dispositive power over the Units held for Special L.L.C.  Special GP, as the manager of HG L.L.C. and HG-C L.L.C., may be deemed to have voting and dispositive power over the Units held for HG L.L.C. and HG-C L.L.C.  Special UGP serves as the general partner of Special GP.  Z Capital serves as the general partner of Special Adviser and as the managing member of Special UGP.  Zenni Holdings serves as the managing member of Z Capital.  Mr. Zenni serves as the President of Z Capital and the sole owner of Zenni Holdings.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is Two Conway Park, 150 Field Drive, Suite 300, Lake Forest, IL 60045.

Page 9 of 16 Pages
Item 2(c).	Citizenship:

i)	Z Capital is a Delaware limited liability company;

ii)           Zenni Holdings is a Delaware limited liability company;

iii)	Special Adviser is a Delaware limited partnership;

iv)	Special GP is a Delaware limited partnership;

v)	Special UGP is a Delaware limited liability company; and

vi)	Mr. Zenni is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Units (“Units”)

Item 2(e).	CUSIP Number:

This Item 2(e) is not applicable.

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned

As of September 20, 2011:

1) Each of Z Capital, Zenni Holdings, and Mr. Zenni may be deemed the beneficial owner of 2,713,429.3 Units, which amount includes:  A) 1,608,703.8 Units held for the account of Special L.L.C.; B) 716,059.5 Units held for the account of HG L.L.C.; and C) 388,666 Units held for the account of HG-C L.L.C.

2) Special Adviser may be deemed the beneficial owner of 1,608,703.8 Units held for the account of Special L.L.C.

3) Each of Special GP and Special UGP may be deemed the beneficial owner of 1,104,725.5 Units, which amount includes:  A)  716,059.5 Units held for the account of HG L.L.C.; and B) 388,666 Units held for the account of HG-C, L.L.C.

Page 10 of 16 Pages
Item 4(b)	Percent of Class:

According to the Issuer’s quarterly report on Form 10-Q, filed on August 12, 2011, there were 20,200,001 Units outstanding as of June 30, 2011.  On this basis, as of September 20, 2011:

1) Each of Z Capital, Zenni Holdings, and Mr. Zenni may be deemed the beneficial owner of approximately 13.4% of Units outstanding.

2) Special Adviser may be deemed the beneficial owner of approximately 8.0% of Units outstanding.

3) Each of Special GP and Special UGP may be deemed the beneficial owner of approximately 5.5% of Units outstanding.

Item 4(c)	Number of Shares of which such person has:

Z Capital, Zenni Holdings, and Mr. Zenni:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,713,429.3
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,713,429.3

Special Adviser:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,608,703.8
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,608,703.8

Special GP and Special UGP:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,104,725.5
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,104,725.5

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Page 11 of 16 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units covered by this statement that may be deemed to be beneficially owned by the Reporting Persons. Such interest of Special L.L.C. and Special L.P. relates to more than 5 percent of the class of Units.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 12 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

ZENNI HOLDINGS, LLC

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	Sole Owner

Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.

By:	Z Capital Partners, L.L.C., General Partner

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

Z CAPITAL SPECIAL SITUATIONS FUND GP, L.P.

By:	Z Capital Special Situations UGP, L.L.C., General Partner

By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

Z CAPITAL SPECIAL SITUATIONS FUND UGP, L.L.C.

By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

Page 13 of 16 Pages

JAMES J. ZENNI

By:	/s/ James J. Zenni

September 21, 2011

Page 14 of 16 Pages

EXHIBIT INDEX

Ex.	Page No.

1	Joint Filing Agreement	15

Page of 15 of 16 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Units of Affinity Gaming, LLC, dated as of September 21, 2011, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

ZENNI HOLDINGS, LLC

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	Sole Owner

Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.

By:	Z Capital Partners, L.L.C., General Partner

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

Z CAPITAL SPECIAL SITUATIONS FUND GP, L.P.

By:	Z Capital Special Situations UGP, L.L.C., General Partner

By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

Page 16 of 16 Pages

Z CAPITAL SPECIAL SITUATIONS FUND UGP, L.L.C.

By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

JAMES J. ZENNI

By:	/s/ James J. Zenni

September 21, 2011